Exhibit 97
INSTALLED BUILDING PRODUCTS, INC.

INCENTIVE COMPENSATION MANDATORY RECOUPMENT POLICY

Adopted as of November 7, 2023
This Incentive Compensation Mandatory Recoupment Policy (“Policy”) applies to all Incentive Compensation received by a Covered Recipient of Installed Building Products, Inc. and its subsidiaries (collectively, the “Company”).  As used in this paragraph, Incentive Compensation is deemed “received” in the fiscal period that the Financial Reporting Measure specified in the applicable Incentive Compensation award is attained, even if the payment or grant of the Incentive Compensation occurs after the end of that period. Certain capitalized terms are defined in the appendix attached hereto.
In the event that the Company is required to prepare an Accounting Restatement due to its material noncompliance with any financial reporting requirement under applicable federal securities laws, the Company will recover from each Covered Recipient the portion of any Incentive Compensation paid during the three-year period preceding the Accounting Restatement, if any, that is in excess of what would have been paid to the Covered Recipient if the Incentive Compensation had been determined based on an accurate Financial Reporting Measure (the “Recoverable Amount”). In the event the Incentive Compensation is based on a measurement that is not subject to mathematical recalculation, the Recoverable Amount shall be based on a reasonable estimate of the effect of the Accounting Restatement, as determined by the Compensation Committee (the “Committee”) of the Board of Directors (the “Board”), which shall be set forth in writing. For example, in the case of Incentive Compensation based on stock price or total shareholder return, the Recoverable Amount shall be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return.
The Recoverable Amount shall be calculated without regard to taxes paid by the Covered Recipient or the Company.  The Company shall not indemnify any Covered Recipient or other individual against the loss of any incorrectly awarded or otherwise recouped Incentive Compensation. This Policy overrides any contrary provisions of any employment agreements, compensation plans or arrangements, or award agreements.
Notwithstanding the recoupment requirements noted herein, the Committee may decline to recoup the Recoverable Amount of Incentive Compensation if the Committee, or a majority of the independent directors serving on the Board, determine that recovery would be impracticable and at least one of the following applies: (i) the direct expense paid to a third party to assist in enforcing recovery would exceed the Recoverable Amount, and a reasonable attempt to recover the Recoverable Amount has already been made and documented; (ii) recovery of the Recoverable Amount would violate home country law (provided such law was adopted prior to November 28, 2022 and that an opinion of counsel in such country is obtained stating that recoupment would result in such violation); or (iii) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company and its subsidiaries, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.
Subject to the limitations noted herein, the Committee shall have sole discretion in making all determinations hereunder, which shall be binding on the Covered Recipients.  The Committee may, in its sole discretion, modify or amend any or all of the provisions of this Policy, provided that any such modification or amendment shall have prospective effect only unless otherwise mandated by applicable law.

The Committee shall interpret this policy in accordance with requirements of applicable law and regulation, including (but not limited to): (i) Section 303A.14 of the New York Stock Exchange Listed Company Manual; (ii) Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; and (iii) Section 304 of the Sarbanes Oxley Act of 2002, as each may be interpreted and amended from time to time.

APPENDIX
The following definitions shall apply to capitalized terms in the Policy.
1.Accounting Restatement. An “Accounting Restatement” means any accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under applicable securities laws, including any required accounting restatement to correct an error in previously issued financial statements that (i) is material to the previously issued financial statements (commonly referred to as a “Big R” restatement), or (ii) is not material to previously issued financial statements, but would result in a material misstatement if the error were left uncorrected in the current period or the error correction were recognized in the current period (commonly referred to as a “little r” restatement). For purposes of this Policy, the date of an Accounting Restatement will be deemed to be the earlier of (i) the date the Board, a committee of the Board, or officers authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an accounting restatement, and (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare an accounting restatement
2.Covered Recipient. A “Covered Recipient” shall mean the Company’s Chief Executive Officer, President, Chief Financial Officer, or principal accounting officer (or, if there is no such accounting officer, the Controller), any vice-president of the Company in charge of a principal business unit, division or function (such as sales, administration or finance), and any other officer or person who performs a significant policy-making function for the Company, whether such person is employed by the Company or a subsidiary thereof. For the sake of clarity, “Covered Recipient” includes at a minimum executive officers identified by the Board pursuant to 17 CFR 229.401(b).

3.Financial Reporting Measure. A “Financial Reporting Measure” means any reporting measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are considered to be Financial Reporting Measures for purposes of this Policy. A financial reporting measure need not be presented within the financial statements or included in a filing with the Securities and Exchange Commission.

4.Incentive Compensation. “Incentive Compensation” includes any compensation that is granted, earned, or vests based wholly or in part upon the attainment of a Financial Reporting Measure, but does not include awards that are earned or vest based solely on the continued provision of services for a period of time.
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